EXHIBIT 2
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[Desc Logo] [Photograph of Corporate Building]
Preliminary Figures First Quarter 2002

Contacts:
--------
In Mexico:                                                         In New York:
Arturo D'Acosta Ruiz                                              Blanca Hirani
Alejandro de la Barreda                                       Melanie Carpenter
Tel: 52-55-5261-8037                                          Tel: 212-406-3693
abarredag@mail.desc.com.mx                                 bhirani@i-advize.com


            DESC ANNOUNCES ITS FIRST QUARTER 2002 PRELIMINARY FIGURES

         Mexico City, April 11, 2002 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today its preliminary figures for the first quarter of 2002, which reflect:

         a) The slow recovery of the industrial sectors in which Desc operates (autoparts and chemicals) as well as the seasonality of these sectors accentuated by the holiday season.

         b) The strength of the peso versus the dollar, which appreciated over 2% during the quarter.

         c) The successful implementation of a cost and expense reduction program, which allowed operating margins to remain in-line with the levels obtained during the same quarter of last year.


                            1Q02 PRELIMINARY FIGURES
                      (FIGURES IN MILLIONS OF U.S. DOLLARS)
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                                1Q02e                  1Q01
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SALES                            505                    546
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OPERATING INCOME                  39                     42
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OPERATING MARGIN                 7.7%                   7.7%
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EBITDA                            69                     73
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Note: Figures in U.S. dollars for sales, operating income and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.


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
UNIK (AUTOPARTS)

Revenues from the Autoparts Sector will be affected by the decline in North American auto sales and the loss in market share experienced by the Big Three. Therefore, Unik continued to implement the cost and expense reduction program which have partially compensated the slowdown in the industry through reduced work shifts, a selective rationalization of capital expenditures as well as personnel reductions, among others.

                                   [UNIK Logo]

                            1Q02 PRELIMINARY FIGURES
                      (Figures in millions of U.S. dollars)
-------------------------------------------------------------------------
                                   1Q02e                1Q01
-------------------------------------------------------------------------
SALES                               238                  253
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OPERATING INCOME                    27                    29
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OPERATING MARGIN                   11.1%                11.6%
-------------------------------------------------------------------------
EBITDA                              44                    46
-------------------------------------------------------------------------

Note: Figures in U.S. dollars for sales, operating income and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.


CHEMICAL

Chemical Sector sales will decline due to the drop in prices and volumes in the petrochemical business, which resulted from an extended low in the industry cycle and the negative effect caused by the closing of some tire plants.

                                 [CHEMICAL Logo]

                            1Q02 PRELIMINARY FIGURES
                      (Figures in millions of U.S. dollars)
-------------------------------------------------------------------------
                                         1Q02e                1Q01
-------------------------------------------------------------------------
SALES                                     154                 183
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OPERATING INCOME                           9                   12
-------------------------------------------------------------------------
OPERATING MARGIN                         5.6%                 6.6%
-------------------------------------------------------------------------
EBITDA                                    17                   20
-------------------------------------------------------------------------

Note: Figures in U.S. dollars for sales, operating income and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

FOOD

During the quarter, results of the Branded Products business will register an increase compared to 1Q01 due to improved sales volumes, slight sales price increases, increased market share in almost all products and a greater geographic coverage by ASF (Authentic Specialty Foods). The Pork Business results will be affected by its poor performance in the Bajio Region as well as sales price reductions.

                                   [FOOD Logo]

                            1Q02 PRELIMINARY FIGURES
                      (FIGURES IN MILLIONS OF U.S. DOLLARS)
-------------------------------------------------------------------------
                                      1Q02e                       1Q01
-------------------------------------------------------------------------
SALES                                   91                         86
-------------------------------------------------------------------------
OPERATING INCOME                         1                         -2
-------------------------------------------------------------------------
OPERATING MARGIN                       1.0%                      -1.9%
-------------------------------------------------------------------------
EBITDA                                   5                         3
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Note: Figures in U.S. dollars for sales, operating income and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.


DINE (REAL ESTATE)

Revenues from the Real Estate Business will be in-line with the results obtained during the same quarter of last year. They reflect sales from the Bosques de Santa Fe project, which account for over 50% of total sales, followed by those from the Punta Mita and Arcos Bosques projects.

                                   [DINE Logo]

                            1Q02 PRELIMINARY FIGURES
                      (FIGURES IN MILLIONS OF U.S. DOLLARS)
-------------------------------------------------------------------------
                                  1Q02e                       1Q01
-------------------------------------------------------------------------
SALES                               22                         23
-------------------------------------------------------------------------
OPERATING INCOME                     3                         3
-------------------------------------------------------------------------
OPERATING MARGIN                   14.0%                     14.6%
-------------------------------------------------------------------------
EBITDA                               3                         5
-------------------------------------------------------------------------

Note: Figures in U.S. dollars for sales, operating income and EBITDA are calculated using monthly figures in current pesos divided by the average monthly exchange rate.

                                    ********

                      The Company will publish its actual
                 First Quarter 2002 figures on April 23, 2002.

             The Conference Call will take place on April 24, 2002.

All figures included in this report regarding the Company's projections and preliminary results or the potential growth that it could achieve, are based on the Company's expectations. These expectations are mainly subject to market changes, the performance of the economy, international markets as well as the industry; therefore they are subject to change.

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